Morgan Lewis Bockius
1111 Pennsylvania Avenue, Northwest
Washington, D.C. 20004


November 3, 2008


VIA EDGAR CORRESPONDENCE

Vincent J. DiStefano
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:   The World Funds, Inc., File Nos. 333-29289; 811-08255
      Post-Effective Amendment No. 67 to the Registration Statement on Form N-1A

Dear Mr. DiStefano

On September 26, 2008, our client, The World Funds, Inc. (the "Company"), filed Post-Effective Amendment No. 67 to the Company's registration statement on Form N-1A. That filing was made pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act"), to add a new series to the Company's registration statement, the Epoch U.S. Large Cap Equity Fund (the "Fund"). The Company has received your comments to the filing and has responded via Edgar correspondence filed today.

The Fund is slated to replace another fund in a wrap program sponsored by a major wealth management group of a large financial institution. The sponsor has indicated that it will commit $100 million to the Fund as initial funding, provided that the Fund be open no later than November 13, 2008. Having fully responded to your comments, we hereby request on behalf of the Company, pursuant to Rule 485(a)(3) under the Securities Act of 1933, that the Commission declare the Company's Post-Effective Amendment No. 67 effective on Monday, November 10, 2008.

If you have any comments or questions, please contact Kathleen Long at
202.739.5391 or me at 202.739.5662.

Sincerely,

/s/ Thomas S. Harman

Thomas S. Harman